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Exhibit 1.1

         CROSS COUNTRY, INC. COMPLETES SECONDARY OFFERING OF 9 MILLION SHARES

BOCA RATON, Fla., March 21, 2002/ -- Cross Country, Inc. (Nasdaq: CCRN) announced today that it has successfully completed its secondary offering of 9,000,000 shares of common stock. All of the shares were sold by Charterhouse Equity Partners III, L.P., Morgan Stanley Private Equity and related entities, DB Capital Investors, L.P., The Northwestern Mutual Life Insurance Company, Bruce Cerullo, and CHEF Nominees Limited, pro rata in accordance with their respective ownership of common stock.


The offering price of the shares was $26.75 per share. Merrill Lynch & Co. acted as the book runner for the offering. Salomon Smith Barney was the co-lead manager. Banc of America Securities LLC, CIBC World Markets Corp., and SunTrust Robinson Humphrey acted as co-managers. The selling shareholders also granted the underwriters an option to purchase an additional 1,350,000 shares of common stock to cover over-allotments.


Copies of the prospectus relating to the offering may be obtained from the offices of Merrill Lynch & Co., 4 World Financial Center, New York, NY 10080.


Cross Country, Inc. is a leading provider of healthcare staffing services in the United States. The company has an active client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states.


         Contact: Brian Hekman, Director, Corporate Communications 800-998-5187


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